EXHIBIT 99.1
                                                                    ------------

NEWS RELEASE

JULY 2, 2003

ARC ENERGY TRUST ANNOUNCES THE REDEMPTION OF ALL REMAINING DEBENTURES
AND MAINTAINS THIRD QUARTER CASH DISTRIBUTIONS
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CALGARY, JULY 2, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
announced today that they will be issuing a redemption notice to all remaining owners of the 8% Adjustable Convertible Unsecured Subordinated Debentures (the "Debentures") of the Trust, that were issued in connection with the Trust's acquisition of Star Oil & Gas Ltd. The redemption date will be August 5th, 2003. On that date all remaining Debentures will be redeemed for cash. On June 30, 2003, there were $44 million in Debentures outstanding. The Debenture owners have the right to convert the Debentures into trust units at $11.84 prior to the redemption. If all Debenture owners chose to convert, 3,716,216 units would be issued. During the month of June, 6,418,918 units were issued as $76 million of Debentures were converted.

The Trust also announces that a cash distribution of $0.15 per trust unit will be paid on August 15, 2003 in respect of July production. Based upon the current forward market for commodity prices, this level of cash distribution would be maintained through the third quarter as follows:

      RECORD          EX-DISTRIBUTION      DISTRIBUTION       DISTRIBUTION
       DATE                DATE                DATE             PER UNIT
       ----                ----                ----             --------
      July 31             July 29            August 15            $0.15
     August 31           August 27         September 15           $0.15*
   September 30        September 26         October 15            $0.15*

* Based on the Trust's current hedge position and anticipated commodity prices, the above reflects distributions expected to be paid; however, distributions are subject to change based upon actual market conditions.

Commodity prices are expected to continue to fluctuate which may have an impact on cash distributions available for the third quarter of 2003. The Trust maintains an active hedging program directed towards providing stable and predictable cash distributions.

ARC Energy Trust is Canada's second largest conventional oil and gas royalty trust with an enterprise value of approximately $2.4 billion. The Trust currently has an interest in oil and gas production of approximately 58,000 barrels of oil equivalent per day, after the announced property sales, from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. The actual results achieved may vary from the information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
   Telephone: (403) 503-8600   Fax: (403) 509-6417   Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9